ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

David C. Sullivan T +1 617 951 7362 david.sullivan@ropesgray.com

November 30, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Alison T. White

Re:	The Korea Fund, Inc. (Registration No. 811-04058) Response to Comments Regarding Preliminary Proxy Statement

Dear Ms. White:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on November 19, 2020 with respect to the preliminary proxy statement filing (the “Filing”) of The Korea Fund, Inc. (the “Fund”). We respectfully submit this comment response letter on behalf of the Fund and have, for your convenience, summarized the Staff’s comments, followed by the Fund’s responses, in the main body of text below. Terms used but not defined herein have the meanings given them in the Filing.

1.	Comment: Please confirm that holding a meeting telephonically is consistent with applicable state law and the Fund’s governing documents (with citation to the specific language in such documents).

Response: The Fund confirms that holding a meeting telephonically is consistent with Maryland corporate law and the Fund’s governing documents. Section 2.2 of the Fund’s Bylaws, as amended and restated as of May 15, 2017, grants broad discretion as to the manner of holding a shareholder meeting. The Maryland state code § 2-502.1 permits corporations to hold remote-only shareholder meetings, provided that the corporation’s organizational documents authorize the board to determine the place of shareholder meetings.

2.	Comment: On pages four and eight of the Filing, please provide more specific disclosure as to what the Directors will do if the Stockholders do not approve the Proposed Investment Advisory Agreement.

Response: The Fund has added disclosure to the definitive proxy statement that, should the Proposed Investment Advisory Agreement not be approved by Stockholders at the Meeting, the Board may decide to appoint JPMorgan Asia or another investment adviser on a temporary basis pursuant to Rule 15a-4 under the 1940 Act, liquidate the Fund or pursue other possible options.

3.	Comment: Please advise whether the Fund submitted the investment management agreement to shareholders in 2013 when RCM was merged into AllianzGI US, and if not, why not?

Response: The 2013 investment management agreement referenced above was not submitted to shareholders for approval because it was determined, on advice of counsel, that the merger of RCM into AllianzGI U.S. and the Fund’s entry into the investment management agreement with Allianz GI U.S. did not constitute a change in control or “assignment” of the Fund’s investment management agreement in accordance with Rule 15a-4 under the 1940 Act, including because RCM was at the time an affiliate under common control with AllianzGI U.S.

4.

Comment: Please disclose the aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund. See item 22(c)(1)(iii) of Schedule 14A.

Response: The definitive proxy statement has been updated to provide this information.

5.

Comment: Does the new adviser anticipate material changes to the Fund’s investment strategy, portfolio construction, holdings, or risk profile? If so, please revise to address this so that investors may understand fully the investment-related implications arising from the new advisory relationship.

Response: The objective and risk profile of the Fund’s portfolio are not expected to materially change. JPMorgan Asia intends to follow a fundamental bottom up investment process which differs in certain respects from the approach used by AllianzGI U.S., which is expected to result in some portfolio turnover in connection with the proposed management transition. Disclosure to this effect has been added to page 11 of the definitive proxy statement.

6.	Comment: Please highlight any material differences between the Current IMA and the Proposed Investment Advisory Agreement (other than fees).

Response: The Fund believes the Filing’s description of the differences in services, compensation, term/termination/amendment and standard of care/liability adequately highlight the material differences between the Current IMA and the Proposed Investment Advisory Agreement.

7.	Comment: Please provide a copy of the completed fee tables prior to filing the definitive proxy, if possible.

Response: Below, please find the completed fee tables included in the definitive proxy statement.

Under Current IMA
Management Fees (advisory and administrative)	0.75%
Other Expenses	0.47%
Total Annual Expenses	1.22%

Estimated Pro Forma Under Proposed Investment Advisory Agreement
Advisory Fees	0.70%
Administrative Fees*	0.05%
Other Expenses**	0.47%
Total Annual Expenses	1.22%

*

Includes certain administrative fees and expenses payable by the Fund under the contemplated Fund Administrative Services Agreement between the Fund and JPMorgan Chase in accordance with the Fee Agreement, which are expected to be $78,000 per annum.

**

Includes, among other expenses, custody, fund accounting and other fees and expenses payable by the Fund to JPMorgan Chase under the contemplated Global Custody Agreement in accordance with the Fee Agreement.

8.	Comment: Given that approval of Proposal 1 will result in a change in the investment advisory fee, please provide the information required by item 22(c)(9) of Schedule 14A.

Response: The definitive proxy statement has been revised to provide this information.

9.

Comment: Please clarify what is meant by the statement that the Board has adopted the Conditional Performance-Based Tender Offer Policy “[i]n connection with the Proposed Investment Advisory Agreement.” Is the policy described in a separate written agreement? If so, please file it. The Staff may have further comments.

Response: At the same Board meeting at which the Proposed Investment Advisory Agreement was approved, the Board approved the Conditional Performance-Based Tender Offer Policy as described in the Filing. The relevant resolution is copied here:

VOTED:    That the Directors hereby adopt the following policy with respect to the Fund:

The Board of Directors of the Fund will cause the Fund to conduct an issuer tender offer for an amount to be determined by the Board of Directors up to twenty-five percent (25%) of its then issued and outstanding shares of common stock on or before September 30, 2024, and thereafter on each third year anniversary of September 30, 2024, if the Fund’s total return investment performance measured on a net asset value basis does not equal or exceed the total return investment performance of the MSCI Korea 25/50 Index (as described and measured in the Fund’s June 30, 2020 annual shareholder report) during the period commencing on April 1, 2021 and ending on June 30, 2024 (and for three-year testing periods thereafter), with the size of any such tender offer, the price at which shares are to be tendered and other terms and conditions of such tender offer to be determined by the Board of Directors in its discretion based on its review and consideration of the then-current size of the Fund, market conditions and other factors it deems relevant.

10.

Comment: Please revise the disclosure on page fourteen of the Filing to clarify whether the Board has discretion to terminate the Tender Offer Policy or decline to authorize a tender offer notwithstanding the fund’s failure to meet the performance target.

Response: The Fund has revised the disclosure in the definitive proxy statement to provide that the Board may not terminate or amend the Tender Offer Policy without shareholder approval, but that the Board does retain discretion to determine the size, price and other terms and conditions of any such tender offer. See page 14 of the definitive proxy statement.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7362.

Very truly yours,

/s/ David C. Sullivan
David C. Sullivan

cc:	Angela Borreggine, Esq.